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                   Filed by Southwest Securities Group, Inc.
             pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                  under the Securities Exchange Act of 1934.

              Subject Company:   Southwest Securities Group, Inc.

                       Commission File No.:   000-19483

  Southwest Securities Group, Inc. and Matrix Bancorp, Inc. Announce Agreement
              SWS Plans to Acquire Matrix in an Exchange of Stock

DALLAS, July 14, 2000 - Southwest Securities Group, Inc. (SWS-NYSE) and Matrix Bancorp, Inc. (MTXC-Nasdaq) today announced that they have signed an agreement in principle for SWS to acquire Matrix through an exchange of stock to be accounted for as a pooling of interests. Matrix Bancorp, Inc., a unitary thrift holding company based in Denver, Colo., provides a broad range of financial services through several subsidiaries operating in the Southwest.

The agreement calls for Southwest Securities Group, Inc. to exchange 0.4715 shares of SWS common stock for each share of Matrix Bancorp, Inc. common stock. Management believes the acquisition, currently valued at approximately $110 million, will be accretive to earnings. The transaction is subject to due diligence, approval by the boards of directors and shareholders of both companies as well as regulatory authorities.

"We are an earnings driven company," said David Glatstein, president and chief executive officer of Southwest Securities Group, Inc. "This merger is a super opportunity to add to and develop our earnings by capitalizing on synergies within the merged group."

"We are excited at the prospect of joining forces with Southwest Securities Group," said Guy A. Gibson, president and chief executive officer, Matrix Bancorp, Inc. "We believe this combination will make a very strong financial services company."

Mr. Glatstein said the merger would provide a broad range of opportunities to develop new business. For example, he envisions "packaging Matrix's mortgage loans into collateralized mortgage obligations for the benefit of our customers." The merger also broadens Southwest's customer base since Matrix Financial Services Corporation services mortgages for approximately 91,000 residential mortgage loans, and Sterling Trust Company administers approximately 36,500 accounts with assets over $2.5 billion. Mydiscountbroker.com and SWS' account executives could provide additional services to these customers.

Matrix provides outsourced business services to charter schools through its ABS School Management Services subsidiary, and Southwest Securities is extensively involved in school finance through its Public Finance Department. Working together, Mr. Glatstein believes the two groups
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could help each other develop additional contacts, expertise and customers.

"SWS and Matrix offer each other some extraordinary opportunities by virtue of the complementary nature of our services and customers," Mr. Glatstein said.

Major Matrix Bancorp business units include:

 .  Matrix Capital Bank, a billion dollar thrift serving local communities i n
   New Mexico, Arizona and Colorado with a broad range of personal and business depository and loan services;

 . Matrix Financial Services Corporation, a Phoenix, Ariz. subsidiary conducting residential mortgage servicing and wholesale origination activities, including the origination of $443.4 million in residential mortgage loans in 1999;

 . United Financial, Inc., a subsidiary providing national brokerage and consulting services to financial services companies in the mortgage banking industry;

 . United Special Services, Inc., a subsidiary providing nationwide real estate management and disposition services on foreclosed properties owned by financial services companies and financial institutions;

 . Sterling Trust Company specializing in the administration of self-directed individual retirement accounts, qualified business retirement plans and custodial and directed trust accounts;

 . Matrix Settlement and Clearance Services, L.L.C., a 50 percent owned joint venture providing automated clearance of mutual funds for banks, trust companies, third party administrators and registered investment advisors.

 . ABS School Management Services, L.L.C. providing outsourced business services to alternative public schools called charter schools.

Matrix Bancorp, Inc. (www.matrixbancorp.com) is a unitary thrift holding company
                      ---------------------
headquartered in Denver, Colo. The company's stock is traded on the Nasdaq National Market under the symbol MTXC.

Southwest Securities Group, Inc. is a Dallas-based holding company that offers a broad range of investment and financial services through its subsidiaries. The company's common stock is listed and traded on the New York Stock Exchange under the symbol SWS. Wholly owned subsidiaries of SWS include:
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 .  Southwest Securities, Inc. (www.southwestsecurities.com) - investment
                               ---------------------------
   banking, full-service brokerage and securities clearing services;

 .  Mydiscountbroker.com (www.mydiscountbroker.com) - discount brokerage and
                         ------------------------
   online investing services via the Internet;

 .  SWS Financial Services, Inc. (www.swsfinancial.com) - general securities
                                 --------------------
   brokerage conducted through independent contractors;

 .  Westwood Management Corporation (www.westwoodgroup.com) - investment advisory
                                    ---------------------
   and management services;

 .  Westwood Trust (www.westwoodgroup.com) - investment management, trust and
                   ---------------------
   custody services;

 .  First Savings Bank (www.firstsb.com) and its online division, MyBankUSA.com
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   (www.mybankusa.com) - a thrift institution offering full-service, traditional
   ------------------
   banking as well as online banking via the Internet;

 .  SW Capital Corporation (www.logic.org) - administers LOGIC, a triple A-rated
                           -------------
   liquid asset portfolio for units of local government in Texas;

 .  SWS Technologies Corporation (www.swstechnologies.com) - professional
                                 -----------------------
   technology services and solutions for businesses.


This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any forward-looking statements, including those regarding intent, belief or current expectations of the company or its management, are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors include, but are not limited to, general economic conditions and competitive pressures in the markets in which the company operates, regulatory changes, one-time events and other risks detailed from time to time in the company's Securities and Exchange Commission filings.

                                   # # # # #
Contacts:
Jim Bowman                                      Guy A. Gibson
Vice President - Corporate Communications       President/CEO
Southwest Securities Group, Inc.                Matrix Bancorp, Inc.
(214) 859-9335                                  (303) 595-9898
jbowman@swst.com                                ggibson@matrixbancorp.com
----------------                                -------------------------
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This Press Release may be deemed to be offering and solicitation material with respect to the proposed transaction between Southwest Securities Group, Inc. and Matrix Bancorp, Inc. This Press Release does not constitute an offer of any securities for sale. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission (SEC).

Southwest Securities Group, Inc. and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Southwest Securities Group, Inc. in connection with the transaction described in the press release. Information about the directors and executive officers of the Company is included in the Company's definitive proxy statement for its 1999 Annual Meeting of Stockholders filed with the SEC on September 24, 1999. This document is available free of charge at the SEC's web site (www.sec.gov) and from the Southwest Securities Group, Inc. contact listed
      ------------
below.

Southwest Securities Group, Inc. will file a Registration Statement on Form S-4 with the SEC in connection with the securities of Southwest Securities Group, Inc. to be offered and issued to stockholders of Matrix Bancorp, Inc. in the proposed transaction. The Registration Statement will include the prospectus of Southwest Securities Group, Inc. and the joint proxy statements of Southwest Securities Group, Inc. and Matrix Bancorp, Inc. Stockholders and other investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions because it will contain important information about the transaction, Southwest Securities Group, Inc. and Matrix Bancorp, Inc. After the Registration Statement is filed with the SEC, it will be available free of charge, both at the SEC's web site

(www.sec.gov) and from the corporate secretary of Southwest Securities Group,
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Inc. as follows:

                                 Allen R. Tubb
                              Corporate Secretary
                       Southwest Securities Group, Inc.
                          1201 Elm Street, Suite 3500
                              Dallas, Texas 75270
                                (214) 859-6629
                                atubb@swst.com
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